UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (AMENDMENT NO. ___ )*

                               SHOPKO STORES, INC.
                                (Name of Issuer)

                       COMMON STOCK, PAR VALUE $0.01 SHARE
                         (Title of Class of Securities)

                                    824911101
                                 (CUSIP Number)

                               NORRIS NISSIM, ESQ.
                            JOHN A. LEVIN & CO., INC.
                              ONE ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10020
                            TEL. NO.: (212) 332-8400

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                              JOHN C. KENNEDY, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064

                                  JULY 14, 2005
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
..

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO.  824911101                                                PAGE 2 OF 18

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Levco Alternative Fund, Ltd.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]
         (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

                [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Cayman Islands
--------------------------------------------------------------------------------
                                              7    SOLE VOTING POWER
                                                   1,521,800
                 NUMBER OF                    ----------------------------------
                   SHARES                     8    SHARED VOTING POWER
                BENEFICIALLY                       0
                  OWNED BY                    ----------------------------------
                    EACH                      9    SOLE DISPOSITIVE POWER
                 REPORTING                         1,521,800
                   PERSON                     ----------------------------------
                    WITH                      10   SHARED DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,521,800

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO

--------------------------------------------------------------------------------

CUSIP NO.  824911101                                                PAGE 3 OF 18

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Purchase Associates, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]
         (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

                [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                              7    SOLE VOTING POWER
                                                   93,400
                 NUMBER OF                    ----------------------------------
                   SHARES                     8    SHARED VOTING POWER
                BENEFICIALLY                       0
                  OWNED BY                    ----------------------------------
                    EACH                      9    SOLE DISPOSITIVE POWER
                 REPORTING                         93,400
                   PERSON                     ----------------------------------
                    WITH                      10   SHARED DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         93,400

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.3%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN

--------------------------------------------------------------------------------

CUSIP NO.  824911101                                                PAGE 4 OF 18

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Purchase Associates II, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]
         (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

                [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                              7    SOLE VOTING POWER
                                                   129,000
                 NUMBER OF                    ----------------------------------
                   SHARES                     8    SHARED VOTING POWER
                BENEFICIALLY                       0
                  OWNED BY                    ----------------------------------
                    EACH                      9    SOLE DISPOSITIVE POWER
                 REPORTING                         129,000
                   PERSON                     ----------------------------------
                    WITH                      10   SHARED DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         129,000

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.4%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN

--------------------------------------------------------------------------------

CUSIP NO.  824911101                                                PAGE 5 OF 18

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Alvarado Capital Partners, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]
         (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

                [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                              7    SOLE VOTING POWER
                                                   12,000
                 NUMBER OF                    ----------------------------------
                   SHARES                     8    SHARED VOTING POWER
                BENEFICIALLY                       0
                  OWNED BY                    ----------------------------------
                    EACH                      9    SOLE DISPOSITIVE POWER
                 REPORTING                         12,000
                   PERSON                     ----------------------------------
                    WITH                      10   SHARED DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,000

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         less than 0.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN

--------------------------------------------------------------------------------

CUSIP NO.  824911101                                                PAGE 6 OF 18

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Levco GP, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]
         (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

                [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Cayman Islands
--------------------------------------------------------------------------------
                                              7    SOLE VOTING POWER
                                                   234,400
                 NUMBER OF                    ----------------------------------
                   SHARES                     8    SHARED VOTING POWER
                BENEFICIALLY                       0
                  OWNED BY                    ----------------------------------
                    EACH                      9    SOLE DISPOSITIVE POWER
                 REPORTING                         234,400
                   PERSON                     ----------------------------------
                    WITH                      10   SHARED DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         234,400

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.7%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO

--------------------------------------------------------------------------------

CUSIP NO.  824911101                                                PAGE 7 OF 18

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         John A. Levin & Co., Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]
         (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

                [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                              7    SOLE VOTING POWER
                                                   1,818,400
                 NUMBER OF                    ----------------------------------
                   SHARES                     8    SHARED VOTING POWER
                BENEFICIALLY                       0
                  OWNED BY                    ----------------------------------
                    EACH                      9    SOLE DISPOSITIVE POWER
                 REPORTING                         1,818,400
                   PERSON                     ----------------------------------
                    WITH                      10   SHARED DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,818,400

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.0%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IA

--------------------------------------------------------------------------------

CUSIP NO.  824911101                                                PAGE 8 OF 18

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         BKF Capital Group, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]
         (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

                [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                              7    SOLE VOTING POWER
                                                   1,818,400
                 NUMBER OF                    ----------------------------------
                   SHARES                     8    SHARED VOTING POWER
                BENEFICIALLY                       0
                  OWNED BY                    ----------------------------------
                    EACH                      9    SOLE DISPOSITIVE POWER
                 REPORTING                         1,818,400
                   PERSON                     ----------------------------------
                    WITH                      10   SHARED DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,818,400

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.0%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO

--------------------------------------------------------------------------------

CUSIP NO.  824911101                                                PAGE 9 OF 18


         This Schedule 13D is being filed on behalf of each of the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"):
(i) Levco Alternative Fund, Ltd., a Cayman Islands company ("Levco"), (ii) Purchase Associates, L.P., a Delaware limited partnership ("Purchase"), (iii) Purchase Associates II, L.P., a Delaware limited partnership ("Purchase II"),
(iv) Alvarado Capital Partners, L.P., a Delaware limited partnership ("Alvarado"), (v) Levco GP, Inc., a Delaware corporation ("Levco GP"), (vi) John
A. Levin & Co., Inc., a Delaware corporation ("Levin & Co.") and (vii) BKF Capital Group, Inc., a Delaware corporation ("BKF").

Item 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of ShopKo Stores, Inc. (the "Issuer"), a Wisconsin corporation. The address of the principal executive office of the Issuer is 700 Pilgrim Way, Green Bay, Wisconsin, 54304.

Item 2.  IDENTITY AND BACKGROUND.

(a), (b), (c) and (f).

         BKF is a public company that operates entirely through Levin & Co. and its related entities. BKF is the sole shareholder of Levin Management Co., which in turn is the sole shareholder of Levin & Co., which in turn is the sole shareholder of Levco GP. The principal business of Levco GP is to act as general partner of investment partnerships, including Purchase, Purchase II and Alvarado. Levin & Co. is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that specializes in managing equity portfolios for institutional and individual investors primarily in the United States. Levin & Co. acts as an investment adviser to Levco and manages a separate client account which holds the Issuer's Common Stock. The principal business of Levco, Purchase, Purchase II and Alvarado is to acquire, hold and dispose of investments in various companies. Levco is a Cayman Islands company. Purchase, Purchase II and Alvarado are Delaware limited partnerships. Levco GP, Levin & Co. and BKF are Delaware corporations. The principal business address of each of the Reporting Persons, other than Levco, is One Rockefeller Plaza, New York, New York, 10020. The principal business address of Levco is BISYS Hedge Fund Services (Cayman) Limited, c/o Q&H Corporate Services Ltd., Harbour Centre, George Town, Grand Cayman, Cayman Island.

         (i) The name, business address and principal occupation or employment of each director and controlling person of Levco are as follows:

NAME/TITLE/CITIZENSHIP      PRINCIPAL OCCUPATION OR EMPLOYMENT  BUSINESS ADDRESS
----------------------      ----------------------------------  ----------------
Graham H. Cook              Managing Director                   Bison Financial Services Ltd.
Director                    TMF (BVI) Ltd.                      Bison Court
United Kingdom                                                  P.O. Box 3460, Road Town
                                                                Tortola, British Virgin Islands

David Ezekiel               President and Managing Director     International Advisory Services
Director                    International Advisory Services     Ltd.
United Kingdom              Ltd.                                P.O. Box HM 1760
                                                                Hamilton HM HX
                                                                Bermuda

Christopher Wetherhill      Chartered Accountant                "Baicliff"
Director                                                        Turtle Bay Crescent
United Kingdom                                                  Southampton Parish SN 01
                                                                Bermuda

John A. Levin & Co., Inc    Investment Adviser                  John A. Levin & Co., Inc.
Controlling Entity                                              One Rockefeller Plaza
Delaware Corporation                                            New York, NY 10020

CUSIP NO.  824911101                                               PAGE 10 OF 18


         (ii) The name, business address and principal occupation or employment of the controlling person of each of Purchase, Purchase II and Alvarado are as follows:

NAME/TITLE/CITIZENSHIP      PRINCIPAL OCCUPATION OR EMPLOYMENT  BUSINESS ADDRESS
----------------------      ----------------------------------  ----------------
Levco GP, Inc.              Managing General Partner            c/o BKF Capital Group, Inc.
Controlling Entity                                              One Rockefeller Plaza
Delaware Corporation                                            New York, NY 10020

         (iii) The name, business address and principal occupation or employment of each executive officer and controlling person of Levco GP are as follows:

NAME/TITLE/CITIZENSHIP       PRINCIPAL OCCUPATION OR EMPLOYMENT  BUSINESS ADDRESS
----------------------       ----------------------------------  ----------------
John A. Levin                Executive Officer of Levin & Co.    John A. Levin & Co., Inc.
Chief Executive Officer      and its related entities            One Rockefeller Plaza
United States                                                    New York, NY 10020

Glenn A. Aigen               Executive Officer of Levin & Co.    John A. Levin & Co., Inc.
Chief Financial Officer and  and its related entities            One Rockefeller Plaza
Senior Vice President                                            New York, NY 10020
United States

Norris Nissim                Executive Officer of Levin & Co.    John A. Levin & Co., Inc.
Vice President and           and its related entities            One Rockefeller Plaza
General Counsel                                                  New York, NY 10020
United States

Henry L. Levin               Executive Officer of Levin & Co.    John A. Levin & Co., Inc.
Senior Portfolio Manager     and its related entities            One Rockefeller Plaza
United States                                                    New York, NY 10020

Frank F. Rango               Executive Officer of Levin & Co.    John A. Levin & Co., Inc.
Senior Portfolio Manager     and its related entities            One Rockefeller Plaza
United States                                                    New York, NY 10020

John A. Levin & Co, Inc.     Sole Shareholder of Levco GP.       John A. Levin & Co., Inc.
Controlling Entity                                               One Rockefeller Plaza
Delaware Corporation                                             New York, NY 10020

         (iv) The name, business address and principal occupation or employment of each director, executive officer and controlling person of Levin & Co. are as follows:

NAME/TITLE/CITIZENSHIP       PRINCIPAL OCCUPATION OR EMPLOYMENT  BUSINESS ADDRESS
----------------------       ----------------------------------  ----------------
John A. Levin                Executive Officer of Levin & Co.    John A. Levin & Co., Inc.
Chief Executive Officer      and its related entities            One Rockefeller Plaza
United States                                                    New York, NY 10020

Glenn A. Aigen               Executive Officer of Levin & Co.    John A. Levin & Co., Inc.
Chief Financial Officer and  and its related entities            One Rockefeller Plaza
Senior Vice President                                            New York, NY 10020
United States

CUSIP NO.  824911101                                               PAGE 11 OF 18

NAME/TITLE/CITIZENSHIP       PRINCIPAL OCCUPATION OR EMPLOYMENT  BUSINESS ADDRESS
----------------------       ----------------------------------  ----------------
Norris Nissim                Executive Officer of Levin & Co.    John A. Levin & Co., Inc.
Vice President and           and its related entities            One Rockefeller Plaza
General Counsel                                                  New York, NY 10020
United States

Henry L. Levin               Executive Officer of Levin & Co.    John A. Levin & Co., Inc.
Senior Portfolio Manager     and its related entities            One Rockefeller Plaza
United States                                                    New York, NY 10020

Frank F. Rango               Executive Officer of Levin & Co.    John A. Levin & Co., Inc.
Senior Portfolio Manager     and its related entities            One Rockefeller Plaza
United States                                                    New York, NY 10020

BKF Capital Group, Inc.      Ultimate Sole Shareholder of        John A. Levin & Co., Inc.
Controlling Entity           Levin & Co.                         One Rockefeller Plaza
Delaware Corporation                                             New York, NY 10020

         (v) The name, business address and principal occupation or employment of each director, executive officer and controlling person of BKF are as follows:

NAME/TITLE/CITIZENSHIP       PRINCIPAL OCCUPATION OR EMPLOYMENT  BUSINESS ADDRESS
----------------------       ----------------------------------  ----------------
John A. Levin                Executive Officer of Levin & Co.    John A. Levin & Co., Inc.
Chief Executive Officer      and its related entities            One Rockefeller Plaza
United States                                                    New York, NY 10020

Glenn A. Aigen               Executive Officer of Levin & Co.    John A. Levin & Co., Inc.
Chief Financial Officer and  and its related entities            One Rockefeller Plaza
Senior Vice President                                            New York, NY 10020
United States

Norris Nissim                Executive Officer of Levin & Co.    John A. Levin & Co., Inc.
Vice President and           and its related entities            One Rockefeller Plaza
General Counsel                                                  New York, NY 10020
United States

Ronald LaBow                 President                           c/o BKF Capital Group, Inc.
Director                     Stonehill Investment Corp.          One Rockefeller Plaza
United States                                                    New York, NY 10020

Warren G. Lichtenstein       President, Chief Executive          c/o BKF Capital Group, Inc.
Director                     Officer and Director                One Rockefeller Plaza
United States                Steel Partners, Ltd.                New York, NY 10020

Kurt N. Schacht              Executive Director                  c/o BKF Capital Group, Inc.
Director                     CFA Centre for Financial Market     One Rockefeller Plaza
United States                Integrity                           New York, NY 1002

CUSIP NO.  824911101                                               PAGE 12 OF 18

NAME/TITLE/CITIZENSHIP       PRINCIPAL OCCUPATION OR EMPLOYMENT  BUSINESS ADDRESS
----------------------       ----------------------------------  ----------------
Peter J. Solomon             Chairman                            c/o BKF Capital Group, Inc.
Director                     Peter J. Solomon Company            One Rockefeller Plaza
United States                                                    New York, NY 10020

Dean J. Takahashi            Senior Director of Investments      c/o BKF Capital Group, Inc.
Director                     Yale University                     One Rockefeller Plaza
United States                                                    New York, NY 10020

James S. Tisch               Chief Executive Officer             c/o BKF Capital Group, Inc.
Director                     Loews Corporation                   One Rockefeller Plaza
United States                                                    New York, NY 10020


 (d) and (e).

         During the past five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any individual otherwise identified in response to Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds for the acquisitions by Levco was the contributions from its shareholders and/or proceeds from investments from such contributions. The source of funds for the acquisitions by Purchase, Purchase II and Alvarado was the contributions from its partners and/or proceeds from investments from such contributions. The acquisitions attributed to Levin & Co. were made by each of Levco, Purchase, Purchase II and Alvarado and an additional managed client account. The source of funds for the acquisitions by the managed client account was the capital of the client. The aggregate purchase price of the 1,521,800 shares of Common Stock owned by Levco was $36,784,376.12. The aggregate purchase price of the 93,400 shares of Common Stock owned by Purchase was $2,258,376.65. The aggregate purchase price of the 129,000 shares of Common Stock owned by Purchase II was $3,117,169.17. The aggregate purchase price of the 12,000 shares of Common Stock owned by Alvarado was $292,193.55. The aggregate purchase price of the 1,818,400 shares of Common Stock beneficially owned by Levin & Co. was $43,951,634.40.

Item 4.  PURPOSE OF TRANSACTION.

         On July 14, 2005, the Reporting Persons acquired beneficial ownership of more than 5% of the Issuer's Common Stock. The Reporting Persons have purchased the Common Stock for investment purposes. The present intention of the Reporting Persons is to oppose the Issuer's proposed merger (the "Merger") with Badger Retail Holding, Inc. and Badger Acquisition Corp., affiliates of Goldner Hawn Johnson & Morrison Incorporated, a Minneapolis-based private equity firm. The Reporting Persons are evaluating the option of soliciting proxies in opposition to the Merger and are considering all actions and alternatives available to them. The Reporting Persons have attached as Exhibit 2 to this
Schedule 13D a letter, dated July 21, 2005, from Purchase Associates LP, Levco Alternative Fund, Ltd. and certain related entities to the Board of Directors of the Issuer which states, among other things, that they oppose the Merger, as it in not in the best interest of the shareholders, and intend to vote against the Merger.

         The Reporting Persons intend to evaluate the Issuer's business and prospects and upon future developments (including market prices for the Common Stock, availability and alternative uses of funds, conditions in the securities markets and general economic and industry conditions), the Reporting Persons

CUSIP NO.  824911101                                               PAGE 13 OF 18


may acquire additional shares of Common Stock, sell all or a portion of its shares of Common Stock, now owned or hereafter acquired, or maintain its position at current levels. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Issuer or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

         SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY THE REPORTING PERSONS WHEN AND IF THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF THE ISSUER AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

         Except as described above, no Reporting Person or any individual otherwise identified in Item 2 of this Schedule 13D has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer or a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b).

         The beneficial ownership and ownership percentages set forth herein are as of July 18, 2005. All ownership percentages set forth herein assume that there are 30,113,992 Shares outstanding, based on the total number of shares reported in the Quarterly Report on Form 10-Q of the Issuer for the quarter ending April 30, 2005 to be outstanding as of May 27, 2005.

         The responses to Items 7, 8, 9, 10, 11 and 13 of the inside cover pages of this Schedule 13D are hereby incorporated by reference in response to this
Item 5.

         BKF is the ultimate sole shareholder of Levin & Co., which in turn is the sole shareholder of Levco GP. Levco GP is the managing general partner of each of Purchase, Purchase II and Alvarado. Levin & Co. is the investment adviser to Levco and manages a separate client account which owns shares of the Issuer's Common Stock.

         (c) (i) During the past 60 days, Levco(1) has purchased shares of Common Stock in open market transactions on the New York Stock Exchange as follows:

                                       SHARES
                    DATE               PURCHASED              PRICE
                    ----               ---------              -----

                  06-03-05               115,500             $23.75
                  06-06-05               468,300             $23.81
                  06-07-05                62,700             $23.98

CUSIP NO.  824911101                                               PAGE 14 OF 18

                                       SHARES
                    DATE               PURCHASED              PRICE
                    ----               ---------              -----

                  06-09-05                 8,400             $24.08
                  06-09-05                28,300             $24.04
                  06-14-05                54,000             $23.95
                  07-01-05                 4,600             $24.24
                  07-05-05                53,600             $24.50
                  07-06-05                80,700             $24.55
                  07-07-05                63,200             $24.40
                  07-08-05                84,300             $24.44
                  07-11-05                40,000             $24.41
                  07-12-05               189,300             $24.52
                  07-14-05                94,300             $24.39
                  07-15-05               103,400             $24.44
                  07-18-05                71,200             $24.70

____________
(1) Levin & Co. and BKF also report beneficial ownership of the shares of Common Stock held by Levco.

(ii) During the past 60 days, Purchase(2) has purchased shares of Common Stock in open market transactions on the New York Stock Exchange as follows:

                                       SHARES
                    DATE               PURCHASED              PRICE
                    ----               ---------              -----

                  06-03-05                 6,900             $23.75
                  06-06-05                28,000             $23.81
                  06-07-05                 3,800             $23.98
                  06-09-05                   500             $24.08
                  06-09-05                 1,700             $24.04
                  06-14-05                 3,200             $23.95
                  07-01-05                   300             $24.24
                  07-05-05                 4,600             $24.50
                  07-06-05                 4,700             $24.55
                  07-07-05                 3,900             $24.40
                  07-08-05                 5,200             $24.44
                  07-11-05                 2,500             $24.41
                  07-12-05                11,600             $24.52
                  07-14-05                 5,800             $24.39
                  07-15-05                 6,300             $24.44
                  07-18-05                 4,400             $24.70

____________
(2) Levco GP, Levin & Co. and BKF also report beneficial ownership of the shares of Common Stock held by Purchase.

(iii) During the past 60 days, Purchase II (3) has purchased shares of Common Stock in open market transactions on the New York Stock Exchange as follows:

                                       SHARES
                    DATE               PURCHASED              PRICE
                    ----               ---------              -----

                  06-03-05               10,000              $23.75
                  06-06-05               40,700              $23.81
                  06-07-05                5,400              $23.98
                  06-09-05                  700              $24.08
                  06-09-05                2,400              $24.04
                  06-14-05                4,700              $23.95
                  07-01-05                  400              $24.24
                  07-05-05                3,400              $24.50
                  07-06-05                6,600              $24.55
                  07-07-05                5,300              $24.40
                  07-08-05                7,100              $24.44
                  07-11-05                3,400              $24.41
                  07-12-05               16,100              $24.52

CUSIP NO.  824911101                                               PAGE 15 OF 18

                                       SHARES
                    DATE               PURCHASED              PRICE
                    ----               ---------              -----

                  07-14-05                 8,000             $24.39
                  07-15-05                 8,800             $24.44
                  07-18-05                 6,000             $24.70

____________
(3) Levco GP, Levin & Co. and BKF also report beneficial ownership of the shares of Common Stock held by Purchase II.

(iv) During the past 60 days, Alvarado(4) has purchased shares of Common Stock in open market transactions on the New York Stock Exchange as follows:

                                       SHARES
                    DATE               PURCHASED              PRICE
                    ----               ---------              -----

                  07-01-05                 5,500             $24.24
                  07-11-05                 2,500             $24.41
                  07-14-05                 4,000             $24.46

____________
(4) Levco GP, Levin & Co. and BKF also report beneficial ownership of the shares of Common Stock held by Alvarado.

(v) During the past 60 days, Levin & Co.(5) has purchased shares of Common Stock in open market transactions on the New York Stock Exchange as follows:

                                       SHARES
                    DATE               PURCHASED              PRICE
                    ----               ---------              -----

                  06-03-05                 5,700             $23.75
                  06-06-05                23,000             $23.81
                  06-07-05                 3,100             $23.98
                  06-09-05                   400             $24.08
                  06-09-05                 1,400             $24.04
                  06-14-05                 2,200             $23.95
                  07-01-05                   200             $24.24
                  07-07-05                 2,600             $24.40
                  07-08-05                 3,400             $24.44
                  07-11-05                 1,600             $24.41
                  07-12-05                 7,700             $24.52
                  07-14-05                 3,800             $24.39
                  07-15-05                 4,200             $24.44
                  07-18-05                 2,900             $24.70

____________
(5) BKF also report beneficial ownership of the shares of Common Stock held by Levin & Co.

         (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

             Exhibit 1: Joint Filing Agreement, dated July 21, 2005, among the Reporting Persons.

CUSIP NO.  824911101                                               PAGE 16 OF 18


             Exhibit 2:     Letter, dated July 21, 2005.

CUSIP NO.  824911101                                               PAGE 17 OF 18


                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2005

                           LEVCO ALTERNATIVE FUND, LTD.

                           By: John A. Levin & Co., Inc., its investment adviser


                           By: /s/ Norris Nissim
                               ------------------------------------------------
                           Name:  Norris Nissim
                           Title: Vice President and General Counsel

                           PURCHASE ASSOCIATES L.P.

                           By: Levco GP, Inc., its managing general partner


                           By: /s/ Norris Nissim
                               ------------------------------------------------
                           Name:  Norris Nissim
                           Title: Vice President and General Counsel

                           PURCHASE ASSOCIATES II, L.P.

                           By:     Levco GP, Inc., its managing general partner


                           By: /s/ Norris Nissim
                               ------------------------------------------------
                           Name:  Norris Nissim
                           Title: Vice President and General Counsel

                           ALVARADO CAPITAL PARTNERS, L.P.

                           By: Levco GP, Inc., its managing general partner


                           By: /s/ Norris Nissim
                               ------------------------------------------------
                           Name:  Norris Nissim
                           Title: Vice President and General Counsel

                           LEVCO GP, INC.

                           By: /s/ Norris Nissim
                               ------------------------------------------------
                           Name:  Norris Nissim
                           Title: Vice President and General Counsel

CUSIP NO.  824911101                                               PAGE 18 OF 18


                           JOHN A. LEVIN & CO., INC.

                           By: /s/ Norris Nissim
                               ------------------------------------------------
                           Name:  Norris Nissim
                           Title: Vice President and General Counsel

                           BKF CAPITAL GROUP, INC.

                           By: /s/ Norris Nissim
                               ------------------------------------------------
                           Name:  Norris Nissim
                           Title: Vice President and General Counsel